UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Strategic Opportunities Fund II, LLC

(Name of Subject Company (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gary E. Shugrue

President

Ascendant Capital Partners, LP

150 N. Radnor Chester Rd., Suite C-220

Radnor, PA 19087

(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Calculation of Filing Fee

Transaction Valuation: $7,908,780 (a) Amount of Filing Fee: $1,018.65 (b)

(a)	Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty percent (20%) of the Issuer’s outstanding units of beneficial interest is based on the total net asset value of the Issuer’s outstanding units of beneficial interest as of May 31, 2014.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______N/A________________________

Form or Registration No.: _______Schedule TO_________________

Filing Party: ____ACP Strategic Opportunities Fund II, LLC_________

Date Filed: ____ _________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the “Issuer”), to purchase up to twenty percent (20%) of its units of beneficial interest (“Units”) as are properly tendered and requested to be withdrawn no later than 11:59 P.M. Eastern time on August 1, 2014, unless extended (the “Expiration Date”). The Issuer is offering to purchase Units, without interest, net to the participating members (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated July 1, 2014 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

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ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 are included in the Issuer’s annual reports dated December 31, 2012 and December 31, 2013, which were filed on EDGAR on Form N-CSR on March 4, 2013 and March 5, 2014, respectively, and are incorporated herein by reference. Unaudited financial statements for the period ended June 30, 2013 are included in the Issuer’s semi-annual report dated June 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.               DESCRIPTION

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Form of Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

F.	Form of Withdrawal of Tender

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2014	ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue

	Name:	Gary E. Shugrue
President and Chief Investment Officer

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ACP Strategic Opportunities Fund II, LLC

ITEM 1: SUMMARY TERM SHEET

ACP Strategic Opportunities Fund II, LLC

 Offer to Purchase as of September 30, 2014

 Up to 20% of the ACP Strategic Opportunities Fund’s Issued and Outstanding

Units of Beneficial Interest at Net Asset Value

ITEM 1. SUMMARY TERM SHEET

As stated in the offering documents of the ACP Strategic Opportunities Fund II, LLC (the "Master Fund" or the “Fund”), the Master Fund is offering to purchase Units of beneficial interest (“Units”) in the ACP Strategic Opportunities Fund II, LLC in an amount up to and including 20% of the net assets of the Master Fund (or approximately $7,908,780 as of May 31, 2014) from Investors of the Master Fund ("Investors") at their net asset value (that is, the value of the Master Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund an Investor desires to tender). The offer to purchase Units (the "Offer") will remain open until 11:59 p.m., Eastern Time, on August 1, 2014 (the "Expiration Date") unless the Offer is extended. The net asset value of the Units will be calculated for this purpose as of September 30, 2014 (the "Net Asset Value Determination Date"). The Fund reserves the right to adjust the Net Asset Value Determination Date as a result of any extension of the Offer.

Concurrent with the Master Fund’s Purchase Offer, the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund”; a Series of the ACP Funds Trust which has one sole investment in the Master Fund) is also offering to purchase its securities from its members.  The Feeder Fund is also offering to purchase up to twenty percent (20%) of its units of beneficial interest ("Units").  If the Feeder Fund’s Purchase Offer is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem its respective Shares in the Master Fund which in turn may affect its ability to fund the purchase of Shares by its respective Investors in connection with the Purchase Offer. The Feeder Fund has also filed a separate tender offer document.

Investors may tender all or a portion of their Units (defined as a specific dollar value or as a number of Units) above the required minimum capital account balance. Each Investor that tenders Units that are accepted for purchase by the Master Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Investor to receive an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”) determined as of the Net Asset Value Determination Date.

Generally, an Investor will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date. The Master Fund’s Adviser, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. A Investor that tenders ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Master Fund, will be deemed to have liquidated such Investor’s investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date.

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The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Master Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Master Fund and that the Contingent Payment will be made promptly after the completion of the audit. The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors who’s Units are accepted by the Fund for purchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units.

Although the Master Fund will attempt to make payment for Units promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Units.

The Fund will have accepted for payment Units validly submitted for purchase and not withdrawn, when the Fund gives oral or written notice to the Fund’s Administrator (as defined below) of the Fund’s acceptance for payment of such Units pursuant to the Offer.

The Fund anticipates that it will pay an Investor the Purchase Price for every Unit tendered and accepted, in cash. However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

The Offer remains open to Investors until 11:59 p.m., Eastern Time, on August 1, 2014, the expected expiration date of the Offer ("Expiration Date"). Until this time, Investors have the right to change their minds and withdraw the tenders of their Units. If the Fund has not yet accepted an Investor’s tender of Units on or prior to August 1, 2014, an Investor will also have the right to withdraw its tender of its Units after such date.

If Investors wish to tender Units pursuant to the Offer, they should mail a completed and executed Letter of Transmittal to Pinnacle Fund Administration at 15720 Brixham Hill Avenue, Suite 206, Charlotte, NC Attention: Dan Uttaro, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997. The completed and executed Letter of Transmittal must be received by Pinnacle Fund Administration, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on the Expiration Date.

Of course, the value of the Units will change between May 31, 2014 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Net Asset Value Determination Date. Any tendering Investors that wish to obtain the estimated net asset value of their Units should contact Pinnacle Fund Administration Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Eastern Time).

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., Eastern Time, on August 1, 2014. Also realize that although the Offer expires on August 1, 2014, an Investor that tenders all of its Units will remain an Investor in the Fund notwithstanding the Fund's acceptance of the Units for purchase through the Net Asset Value Determination Date. Accordingly, the value of tendered Units will remain at risk, until the Net Asset Value Determination Date, because of its investment pursuant to the Fund's investment program.

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ITEM 2. ISSUER INFORMATION

A. The name of this issuer is ACP Strategic Opportunities Fund II, LLC (the “Master Fund” or the “Fund”) and is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is 610-688-4180. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company.

B. As of May 31, 2014 there were 2,466,649.905 total Units of the ACP Strategic Opportunities Fund II, LLC outstanding (“Units”) including Shares of the ACP Institutional Series Strategic Opportunities Fund, A Series of the ACP Funds Trust, outstanding ( “Shares”) and the net asset value of such issued and outstanding Units in the Fund were $39,543,904. Investors may obtain the current net asset value of their Units during the period of the Offer to Purchase by calling 610-688-4180 between the hours of 8:30 and 5:00 Eastern Standard Time, Monday-Friday (except holidays).

C. Trading Market and Price. There is no established trading market for the Units and any transfer is strictly limited by the Operating Agreement, dated January 28, 2002 (the “Operating Agreement”). The high and low net asset value per Unit for the ACP Strategic Opportunities Fund II, LLC for each quarter during the past two years as provided by the Fund’s Administrator, Pinnacle Fund Administration, LLC (the “Administrator”) is as follows:

ACP Strategic Opportunities Fund II, LLC:

	High	Low
First Quarter 2014	16.6003	16.3924
Fourth Quarter 2013	16.4454	15.9688
Third Quarter 2013	15.8097	15.4128
Second Quarter 2013	15.2636	15.0214
First Quarter 2013	15.0766	14.8318
Fourth Quarter 2012	14.5772	14.5669
Third Quarter 2012	14.6246	14.5669
Second Quarter 2012	14.6455	14.2784

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The Master Fund is the filing person and the subject company.  The Master Fund is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The investment adviser of the Fund is Barlow Partners Inc. (the “Adviser”). The Adviser is located at 880 Third Avenue, 3rd Floor, New York, NY 10022 and its telephone number is (646) 839-6451. The sub-adviser of the Fund is Ascendant Capital Partners, LP (the “Sub-Adviser”). The Sub-Adviser is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The members of the Fund’s Board of Directors (the “Board of Directors”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Strategic Opportunities Fund II, LLC, 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087. The Fund has the following executive officers:  Gary Shugrue, Chief Investment Officer and Stephanie Strid Davis, Fund Administration and Chief Compliance Officer.  The address of each executive officer is: 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.

ITEM 4. TERMS OF THIS TENDER OFFER.

(1)              Subject to the conditions set forth in the Offer, the Fund will purchase Units in an amount up to and including twenty percent (20%) of the net assets of the Fund that are tendered by Investors and not withdrawn (in accordance with Item 1) prior to 11:59 p.m. Eastern Time, on the Expiration date, set for August 1, 2014 for purposes of this specific Offer.

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(2)              The purchase price of Units tendered to the Fund for purchase will be their net asset value as of the Net Asset Value Determination Date.

(3)              The Fund is offering to purchase up to and including twenty percent (20%) of the Units of the ACP Strategic Opportunities Fund II, LLC (the “Master Fund” or the “Fund” ) pursuant to tenders by Investors (each, an “Investor,” together, the “Investors”) of the Fund’s Units (“Units”) issued and outstanding as of September 30, 2014. The purchase price (“Purchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on September 30, 2014 (the “Net Asset Value Determination Date”). An Investor may expect to receive the Purchase Price for every Unit tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated July 1, 2014 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the offer to purchase (the “Purchase Offer”).

The purpose of the Purchase Offer is to provide Investors a source of liquidity for their Units, as Units are not purchased daily for cash nor are they traded on a stock exchange. The Purchase Offer is not conditioned upon the tender for repurchase of any minimum number of Units, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Fund will mail materials for the Purchase Offer on or about July 1, 2014 to all Investors. Units tendered for purchase in compliance with the terms hereof from any officer, director or affiliate of the Fund will be accepted by the Fund. Any purchase from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchases of Units.

(4) Expiration Date. All tenders of Units for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 11:59 P.M. Eastern Time on the Expiration Date. The Purchase Offer may be extended in the discretion of the Board of Directors. Requests to tender Units submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

(5) Net Asset Value Determination Date. The value of the Units tendered in this Purchase Offer will likely change between August 1, 2014, the Expiration Date, and September 30, 2014, the Net Asset Value Determination Date, when the value of the Units tendered to the Fund will be determined to calculate the Purchase Price. The Purchase Price will be the net asset value of the Units as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date.

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum and the Fund’s Statement of Additional Information and Operating Agreement. The Fund will adjust the number of Units purchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are purchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Investors are encouraged to obtain current quotations of the Master Fund’s net asset value prior to making a decision regarding this offer.

(6) Net Asset Value. Although Investors must determine whether to tender Units prior to the Expiration Date, the Purchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor’s Units can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

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(7) Payment for Purchased Units. Generally, an Investor will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the purchased Units, determined as of the Net Asset Value Determination Date. The Adviser, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the purchased Units. A Investor that tenders ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Fund, will be deemed to have liquidated such Investor’s investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the purchased Units, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Master Fund and that the Contingent Payment will be made promptly after the completion of the audit. The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors who’s Units are accepted by the Fund for purchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for purchased Units.

Although the Fund will attempt to make payment for Units promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control. The Fund will not pay interest on the purchase proceeds, regardless of any delay in the Fund’s making payment for Units.

The Fund will have accepted for payment Units validly submitted for purchase and not withdrawn, when the Fund gives oral or written notice to the Administrator of the Fund’s acceptance for payment of such Units pursuant to the Purchase Offer.

The Fund anticipates that it will pay an Investor the Purchase Price for every Unit tendered and accepted, in cash. However, purchases of Units or portions thereof from Investors by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for purchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

(8) Increase in Amount of Units Purchased; Pro Rata Purchases. If Investors tender for purchase more than twenty percent (20%) of the outstanding Units of the ACP Strategic Opportunities Fund II, LLC during the offering period, the Fund may (but is not obligated to) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Fund may increase the outstanding Units to be purchased with Board approval or the Fund may decide not to do so. In either case, if the outstanding Units tendered for purchase exceeds more than twenty percent (20%) of the outstanding Units of the ACP Strategic Opportunities Fund II, LLC, the will purchase only a pro rata portion of the Units tendered by each Investor. Additionally, the Fund will purchase tendered Units on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to purchase tendered Units for cash.

Concurrent with the Master Fund’s Purchase Offer, the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund”; a Series of the ACP Funds Trust which has one sole investment in the Master Fund) is also offering to purchase its securities from its members.  The Feeder Fund is also offering to purchase up to twenty percent (20%) of its units of beneficial interest ("Units").  If the Feeder Fund’s Purchase Offer is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem its respective Shares in the Master Fund which in turn may affect its ability to fund the purchase of Shares by its respective Investors in connection with the Purchase Offer.

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There can be no assurance that the Master Fund will be able to purchase all the Units tendered, even if an Investor’s entire position in Units was tendered. In the event of an oversubscribed Purchase Offer, Investors may be unable to liquidate all of their Units at the Purchase Price. Investors may have to wait until a subsequent purchase offer to tender the Units that the Fund was unable to purchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for purchase less than ninety percent (90%) of the Investor’s investment in Units will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. The Fund maintains the right to reduce the amount of Units tendered for purchase so that the required minimum balance is maintained. The Fund will promptly notify the Investor if his or her tender of Units would reduce the Investor’s balance to less than $25,000. Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

The Fund may reject all or part of a tender if, among other reasons, the Adviser determines that it would be in the best interest of the Fund to do so.

(9) Withdrawal Rights. Units tendered pursuant to the Purchase Offer may be withdrawn or the amount of Units tendered for purchase may be modified at any time prior to the Expiration Date (including any date to which the Purchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Units to be withdrawn and the names in which the Units to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in attached Instruction 1 of the Letter of Transmittal.

Units may be submitted for purchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Units for participation in the Purchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

(10) Extension, Suspension or Postponement of Purchase Offer. The Board of Directors expressly reserves the right, in its sole discretion, to extend the period of time during which the Purchase Offer is open by giving oral or written notice to the Fund’s Administrator. Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date. If the Board of Directors makes a material change in the terms of the Purchase Offer or the information concerning the Purchase Offer, or if it waives a material condition in the terms of the Purchase Offer, the Fund will extend the Purchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Exchange Act. During any extension, all Units previously submitted for purchase and not withdrawn will remain subject to the Purchase Offer; subject to the participating Investor’s right to withdraw such Investor’s Units. The Board of Directors may cancel the Purchase Offer or postpone the acceptance of Units if:

(a)	The Fund would not be able to liquidate portfolio securities in a manner that: is orderly and consistent with the Fund’s investment objective and policies in order to purchase Units tendered pursuant to the Purchase Offer; or that prevents the Fund or any of its service providers from conducting normal business operations, including processing the Purchase Offer; provided, however, that the current conflicts in the Middle East do not satisfy this condition (v) below. Accordingly, Fund Investors may not be able to have their Units tendered as described in this offer, or may not receive timely payment for their Units tendered. Investors should consider these risks when deciding whether to tender their Units.

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(b) There is, in the judgment of the Board of Directors, any

(i)	legal action or proceeding instituted or threatened challenging the Purchase Offer or otherwise materially adversely affecting the Fund;

(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund;

(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions;

(iv)	suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment;

(v)	commencement of war (the current conflicts in the Middle East do not satisfy this condition), armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund;

(vi)	material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Purchase Offer; or

(vii)	other event or condition that would have a material adverse effect on the Fund or its Investors if Units tendered pursuant to the Purchase Offer were purchased.

(c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Purchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Purchase Offer or to postpone acceptance of tenders pursuant to the Purchase Offer.

(11) Agreements involving the Fund’s Securities. Every Investor, prior to investing in the Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Fund. The subscription documents contain provisions related to items such as fees and liquidity restrictions. Every Investor is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Fund and any other person with respect to the securities of the Fund.

(12) Certain Information about the Master Fund. The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Master Fund’s Operating Agreement.

The Feeder Fund, the ACP Institutional Series Strategic Opportunities Fund, may participate in the Repurchase Offer. The Adviser also manages this Feeder Fund, which is a series of the ACP Funds Trust. The ACP Funds Trust makes one single investment into the Master Fund as a “Feeder Fund”.

Except as described herein, neither the Master Fund, the Adviser nor the Board of Directors has any plans or proposals that relate to or would result in: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Purchase Offer or in connection with ordinary portfolio transactions of the Fund) (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the present Board of Directors, or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors or to fill any existing vacancy on the Board of Directors or to change the material terms of the employment contract of any executive officer; (e) any other material change in the Fund’s structures or business, including any plans or proposals to make any changes in their fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the Operating Agreement or other actions that may impede the acquisition of control of the Fund by any person, (g) the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1940 Act; (h) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time) or the disposition of Units (other than through periodic repurchase offers including the Purchase Offer) or (i) the suspension of the Fund’s obligations to file reports under Section 15(d) of the 1940 Act. The Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

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Units that are tendered to the Fund in connection with the Purchase Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

(13) Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the purchase of Units by the Fund from Investors pursuant to the Purchase Offer. Investors should consult their own tax Advisers for a complete description of the tax consequences of a purchase of their Units by the Fund pursuant to the Purchase Offer.

In general, an Investor from whom Units are purchased by the Fund will be treated as receiving a distribution from such Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Units. An Investor’s basis in such Investor’s remaining Units, if any, will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor’s basis in such Investor’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Units is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from such Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Fund.

(14) Offer to Purchase Fees. No fee or commission is payable by you to the Fund in order to participate in the Purchase Offer. However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Purchase Offer and sending it to the Administrator.

(15) Proper Form of Purchase Request Documents.

A. Proper Presentation of Units for Purchase

For an Investor to properly submit Units pursuant to the Purchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date. Letters of Transmittal should NOT be sent or delivered to the Master Fund.

The acceptance by the Fund of Units for repurchase will constitute a binding agreement between the participating Investor and that Fund subject to the conditions and terms of the Purchase Offer.

B. Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:

•	The Letter of Transmittal is signed by all registered holder(s) of the Units, AND

•	There is no change of registration for the Units that the Investor will continue to hold, AND

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•	The payment of the purchase proceeds is to be sent to the registered owners of the Units at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Units submitted for repurchase must correspond with the name(s) in which the Units are registered, without alteration, enlargement or any change whatsoever.

If any of the Units presented for purchase are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Units presented for purchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and submit proper evidence of their authority to act satisfactory to the Fund. “Satisfactory” evidence is in the sole discretion of the Fund.

C.	Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of purchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of purchase requests for Units determined not to be in the proper form, or to refuse to accept for purchase any Units if, in the opinion of counsel to the Fund, paying for such Units would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Purchase Offer or any defect in any tender of Units, whether in general or with respect to any particular Units or Investor(s). The Fund’s interpretations of the terms and conditions of this Purchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time period determined by the Fund. Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

None of the Fund, the Administrator, the Adviser nor any other person is obligated to give notice of any defects or irregularities in purchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor. In all cases, sufficient time should be allowed to ensure timely delivery.

(16) Recommendations. The Purchase Offer has been recommended by the Adviser and unanimously approved by the Board of Directors. However, none of the Fund, the Adviser, or the Board of Directors makes any recommendation to any Investor as to whether to participate in the Purchase Offer. Investors are urged to carefully evaluate all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax Advisers before deciding whether to present Units for purchase. The Purchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Units pursuant to the Purchase Offer. No person has been authorized to give any information or to make any representations in connection with the Purchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

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There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Purchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

(17) Certain Legal Matters. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Purchase Offer.

The Fund’s obligations under the Purchase Offer to accept payment and pay for Units are subject to certain conditions as described herein.

The Purchase Offer is not being extended to (nor will purchase requests be accepted from or on behalf of) holders of Units in any jurisdiction in which the offering of the Purchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund reserves the right to exclude Investors in any jurisdiction in which the Purchase Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Fund believe that the exclusion of Investors residing in such jurisdictions is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. The Fund is not aware of any license or regulatory permit that appears to be material to its respective businesses that might be adversely affected by the Purchase Offer or the payment of cash in exchange for the tender of Units.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES

The Master Fund's Prospectus, which was provided to each Investor in advance of purchasing Units, provides that the Board of Directors has the discretion to determine whether the Fund will purchase Units from Investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Directors that the Fund purchase Units from Investors four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Units and transfers of Units are prohibited, the Board of Directors has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, which the Offer is in the best interest of Investors in order to provide liquidity for Units as contemplated in the Prospectus.

The Master Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Director of the Fund or any person controlling the Fund or controlling the Adviser or any Director of the Fund; and (ii) any person, with respect to Units.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Investors that hold Units, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Operating Agreement.

(b) Units that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

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(c) The Master Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors, to fill any existing vacancy on the Board of Directors, except that the Fund’s shareholders have adopted a new Investment Management Agreement; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Operating Agreement or other actions that may impede the acquisition of control of the Fund by any person.

To the Master Fund's knowledge, no other executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any other executive officer, director or other affiliate of the Fund pursuant to the Offer.

(d). Effective March 21, 2014, Barlow Partners, Inc. became the Master Fund’s investment adviser and Ascendant Capital Partners, became the Fund’s sub-adviser, pursuant to approval of a new Investment Management Agreement by the Fund’s shareholders. The management fee payable by the Master Fund’s shareholders has not changed as a result of the new Investment Management Agreement.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The actual cost of the Purchase Offer cannot be determined at this time because the number of Units to be purchased will depend on the number of Units submitted for purchase and the Purchase Price will be determined on the Net Asset Value Determination Date. The total cost to the ACP Strategic Opportunities Fund of purchasing twenty percent (20%) of its issued and outstanding Units pursuant to the Purchase Offer would be approximately $7,908,780 (Including the Feeder Fund, the ACP Institutional Series Strategic Opportunities Fund) based on the net asset value of all Units in the Fund as of May 31, 2014. However, the total number of Units issued and outstanding as of the Expiration Date may be higher than the number of Units issued and outstanding on September 30, 2014. Repurchased Units will be retired, resulting in a reduction in the Fund’s aggregate net asset value. However, the Fund may issue new Units upon additional subscriptions from current Investors or new subscriptions by new Investors. This is a private offering. The Master Fund is available only to investors who are “accredited investors” under regulation D promulgated by the SEC under the Securities Act. Each investor must have a net worth of $1.5 million or more, subject to certain exceptions. Each investor must have such knowledge and experience in financial and business matters that such investor is capable of evaluation the merits and risks of this investment and must be able to bear the economic risks of this investment. No offering will be made hereby to any person who has not furnished to the Master Fund a completed and signed subscription document and suitability questionnaire.

There are no material conditions to the financing of the transaction. The Fund does not currently intend to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Confidential Private Placement Memorandum and the Fund’s Statement of Additional Information and Operating Agreement. The Fund will bear its share of the costs and expenses of the Purchase Offer.

The purchase of Units pursuant to the Purchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Investors and reducing the net assets of the Fund. The reduced net assets of the Fund as a result of the Purchase Offer will result in a higher expense ratio for the Fund, as described in such Fund’s Confidential Private Placement Memorandum and the Master Fund’s Statement of Additional Information and Operating Agreement. In addition, the net asset value of the Units may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

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ITEM 8. UNITS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING UNITS.

(a) Neither the Master Fund nor, to the best of the Master Fund’s knowledge, any of the Fund’s Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Purchase Offer with respect to any securities of the Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The ACP Institutional Series Strategic Opportunities Fund, the Feeder Fund of the Master Fund, may participate in the Purchase Offer. The Adviser also manages the Feeder Fund.

As of May 31, 2014, the aggregate number and percentage of Units beneficially owned by members of the Board of Directors and the officers and control persons are set forth in the table below for the Fund.

(b)  There have been no transactions involving Units that were affected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager.

As of May 31, 2014 the aggregate number and percentage of Units of the Master Fund beneficially owned by members of the Board of Directors and the Master Fund’s officers and control persons are set forth in the table below.

ACP Strategic Opportunities Fund II, LLC:

Name and Position	Number of Units beneficially owned as of 5/31/2014	Percentage of Units beneficially owned as of 5/31/2014	Address
Interested Director
Gary E. Shugrue, Director and Chief Investment Officer	2,252.956	0.09%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Directors
Robert Andres, Director	0.00	0.00%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Director	34,015.225	1.38%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Director	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Beneficial Owners of more than 5% and control persons
ACP Institutional Series Strategic Opportunities Fund	2,047,777	83.02%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All directors and executive officers of the Fund as a group	36,268.18	1.47%

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Name and Position	Number of Feeder Fund Shares beneficially owned: ACP Institutional Series Strategic Opportunities Fund	Percentage of Feeder Fund Shares beneficially owned As of 5/31/2014	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Trustee	7,564.09	0.28%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Director, Client Services, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All trustees and executive officers of the Fund as a group	7,564.09	0.28%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1)        Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 are included in the Funds’ annual reports dated December 31, 2012 and December 31, 2013, which were filed on EDGAR on Form N-CSR, on March 4, 2013 and March 5, 2014, respectively, and are incorporated herein by reference. Unaudited financial statements for the period ended June 30, 2013 are included in the Issuer’s semi-annual report dated June 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013, and are incorporated herein by reference. Copies of the Funds’ financial statements can be obtained by calling Ascendant Capital Partners, LP at (610) 688-4180 or by a request by mail to 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087. These can also be found online at www.sec.gov.

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(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(b)            The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION. The Adviser agreed to reimburse certain expenses (other than the Management Fee) to the extent the expenses exceed 0.20% per annum of average net assets through April 30, 2007.  The expense reimbursement agreement gave rise to a receivable due from the Adviser as a result of a onetime accrual required to settle the final payments due to the Fund's former administrator. The Adviser had entered into an agreement with Funds, approved by the Board of Directors, whereby it intended to repay all outstanding expense reimbursement accruals in order that the balances are reduced to zero ($0) by December 31, 2011.  The Adviser has reimbursed the receivable amounts by $97,866 in 2011 and has reduced the outstanding balance to $0 in both the ACP Strategic Opportunities Fund II, LLC and the Feeder Fund as of December 31, 2011.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

F.	Form of Withdrawal of Tender

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue
Name: Gary E. Shugrue
Title: Chief Investment Officer
Dated: July 1, 2014

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EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

F.	Form of Withdrawal of Tender

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